October 30, 2014

Larry Spirgel

Assistant Director

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE: Vapetek Inc. Form 8-K

Filed September 23, 2014

Form 10-Q for the Quarter Ended June 30, 2014

Filed August 19, 2014

File No. 000-54994

Dear Mr. Spirgel:

This correspondence is in response to your letter dated October 20, 2014 in reference to our filing of the Amendment No. 1 to Form 8-K filed September 23, 2014 and the Amendment No. 1 to Form 10-Q filed August 19, 2014 on the behalf of Vapetek Inc., File No. 000-54994.

Please accept the following responses and note that the Registrant filed an amended Form 8-K/A on October 30, 2014 and Form 10-Q/A on October 30, 2014.

Comment 1

Vapetek Inc. Form 8-K filed September 23, 2014

General

We note the disclosure in your filing repeats information on various pages. For example, disclosure on pages 4 through 6 is identical to the disclosure on pages 8, 9, 30 and 31 besides the insertion of pictures. Additionally, disclosure is repetitive on pages 8 and 10 and on pages 9 and 11. Please revise your disclosure to provide the reader with a clear understanding of your business and avoid repeating your disclosure.

Answer: We have amended our disclosure to eliminate repetitive information on our pages.

Comment 2

Please disclose throughout the document that West Coast Vape Supply Inc. and PennyGrab Inc are related parties, explaining how they are related to Messrs. Benyameen and Ibrahim.

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Answer: We have amended our disclosure document to include the disclosure that West Coast Vape Supply Inc and PennyGrab Inc. are related parties. We have also disclosed that West Coast Vape Supply Inc. is 100% owned by our management and PennyGrab Inc.is 100% owned by our Chairman, Alham Benyameen.

Comment 3

Please explain how the company went from being a shell company to having a line of products to distribute pursuant to the West Coast Vape Supply Agreement. Provide specific dates related to these developments. Revise the disclosure throughout the document to discuss in specific detail the development of your operations.

Answer: On April 1, 2014, the Company entered into a product distribution agreement with West Coast Vape Supply Inc. to supply electronic cigarettes, vaporizers, e-liquids, and accessories, and other third party products. West Coast Vape Supply Inc. is a related party and owned 100% by the management of Vapetek Inc. West Coast Vape Supply Inc. made several loans to the Company during the second quarter, in aggregate, $13,658. Additionally, PennyGrab Inc., a related party owned 100% by our Chairman, loaned the Company $5,000 in the second quarter. These loans were made under the Loan Agreement (“Loan Agreement”) and provided capital to purchase inventory and begin our operations. This was a key part of our development as we became an operating company from the basis of these events.

We have amended our disclosure document on this Form 8-K/A as well as our Form 10-Q June 30, 2014 to reflect the aforementioned statement.

Comment 4

Please provide the disclosure required by Item 404 of Regulation S-K.

Answer: We note the Commission’s request to provide disclosure as required by Item 404 of Regulation S-K. We have added this disclosure on our page 41, within Section 5.

Comment 5

Item 1. Description of Business, page 3

You disclose in the last paragraph on page 3 that the Form 10 registration statement you filed on July 3, 2013 was declared effective by the SEC on July 17, 2013. Please note that your registration statement was not declared effective, but went automatically effective by lapse of time 60 days after you filed it. Please review your disclosure accordingly.

Answer: We have amended our disclosure on page 3, and page 33 to state that “we became automatically effective by lapse of time 60 days after it was filed.”

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Comment 6

Please clarify in the last paragraph on page 3 that Mr. Chiang sold 7,200,000 of his shares to Messrs. Benyameen and Ibrahim for $20,000.

Answer: We have amended our disclosure to state that Mr. Chiang sold 7,200,000 of his shares to Messrs. Benyameen and Ibrahim for $20,000.

Comment 7

Current Products, page 4

Please clarify whether the Vhit DABlaster Atomizer and Electronic Battery Starter Kit are current, commercially available products in light of your statements that the Vhit DABlaster Atomizer “will be made from premium stainless steel and pryex glass tube and a standard 510 thread” and the Electronic Battery Starter Kit “will be designed as the Company’s vaporizer start kit…”

Answer: We have amended our disclosure to state that our Vhit DABlaster Atomizer and Electronic Battery Starter Kit as current, commercially available products. We began sales of our Vhit DABlaster Atomizer product on May 30, 2014. We began sales of our Electronic Battery Starter Kit on June 25, 2014.

Comment 8

Please disclose, if true, your e-liquids contain nicotine. Disclose the amounts of nicotine in your products and discuss the risks of nicotine exposure and toxicity through contact with the liquids.

Answer: We have amended our disclosure to state that some of our e-liquids do contain low levels of nicotine, such as 6 milligrams, 12 milligrams and 18 milligrams. We do not carry any e-liquids with higher levels of nicotine than disclosed. Additionally, we have amended our disclosure to state the risks of nicotine exposure and toxicity through contact with the liquids.

Comment 9

Please explain what “U.S. pharmacopeia USP grade” means with regard to your e-liquids.

Answer: We have amended our disclosure to state that U.S. pharmacopeia (USP) grade means our e-liquids are meet the product quality and standards set by The United States Pharmacopeial Convention, a non-profit organization that publishes food ingredients and dietary supplements. Food ingredients, flavorings and colorings, are reviewed by the USP and these standards are used by regulatory agencies and manufacturers to help ensure that these products are of appropriate identity, as well as strength, quality, purity and consistency.

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Comment 10

Products Under Development, page 5

Please discuss the current state of development of each product and the steps, time frame and funding needed to make each product commercially available.

Answer: We have amended our disclosure to better reflect this area to “Future Product Offerings”. All of these future product offerings are available by our manufacturing partners in China; therefore within 30 days and a paid purchase order, we would receive product delivery. We have disclosed the prices per unit and the amounts we expect to purchase in our disclosure.

Comment 11

Corporate Website, page 6

We note your statement on page 6 regarding the benefits of electronic cigarettes over regular cigarettes. Please disclose that the FDA has indicated that e-cigarettes and their potential risks have not been fully studied. As a result, consumers currently do not know the potential risks of e-cigarettes when used as intended, how much potentially harmful chemicals are being inhaled during use, or whether there are any benefits associated with these products.

Answer: We have amended our disclosure to add the requested statement along with the following:

…furthermore, the FDA has announced on April 24, 2014 that it will extend its authority over additional products such as electronic “e-cigarettes”, cigars, pipe tobacco, nicotine gels, waterpipe (hookah), and dissolvables. Under the proposed rule, makers of these newly deemed tobacco products would, among other requirements:

•	Register with the FDA and report product ingredient listings;
•	Only market new tobacco products after FDA review;
•	Only make direct and implied claims of reduced risk if the FDA confirms that scientific evidence supports the claim and that marketing the product will benefit the public health as a whole;
•	Not distribute free samples;

In addition, under the proposed new FDA rule, the following provisions would apply to newly “deemed” tobacco products:

•	Minimum age and identification restrictions to prevent sales to underage youth,
•	Requirements to include health warnings, and
•	Prohibition of vending machine sales, unless in a facility that never admits youth.

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Comment 12

Manufacturing, page 7

We note your disclose that you are under contract with manufacturers based in China. Please identify your sources of raw materials and the names of any principle suppliers and if you rely on one of a few major customers. Additionally, please disclose the duration of your trademarks. Please refer to Item 101 of Regulation S-K.

Answer: We have amended our disclosure and have added the following:

We use Shenzhen Seego Technology Co., Ltd. who manufactures our VhitDABlaster product.

We use ZhuaiYoude Technology Co., Ltd . who manufactures our Vapetek Atomizer Jig Tool product.

We use Smokvapor Technology Limited who controls the logistics of our Electronic Battery Starter Kits product.

We use Shenzhen Kamry Technology Co., Ltd. who manufactures the eJoint Electronic Cigarette product.

We use Ten One International (H.K.) Limited who manufactures the EVO Personal Vaporizer product.

Our trademark, Vapetek covers vapor batteries, namely, electronic cigarette batteries. We have the right to use this trademark on our products perpetually, to the extent that we pay our patent fees, do not abuse the trademark, do not volunteer to release our rights to the trademark, and are not subject to any litigation where we lose our right to use the trademark.

Comment 13

Facilities and Logistics, page 8

You disclose under “Employees” on page 8 that you have two employees and under “Facilities and Logistics” that you have a 1,000 square foot leased facility. In light of the face that you two employees and one facility, please explain the following statement under “Facilities and Logistics”: “The office is currently divided among the Company’s various disciplines: management, finance, customer service, sales, marketing and customer service, with 25% of the available space dedicated to inventory. Each location has a bookkeeper, production manager, assembly supervisor, production workers, and customer service staff.”

Answer: We have amended our disclosure to better reflect this statement as the following: Our 1,000 square foot leased facility functions as a shared space with management’s other business ventures. We have made disclosures in our amendment that our management owns 100% of West Coast Vape Supply Inc. which is a related party; our Chairman owns 100% of PennyGrab Inc. which is a related party. We share space with these two related parties.

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Comment 14

Please disclose if the company shares its facility with any of the other business ventures of Messrs. Benyameen and Ibrahim. We note, for example, that West Coast Vape Supply Inc. shares the same address in the distributor agreement filed as Exhibit 10.5.

Answer: Yes. The company shares its facility with West Coast Vape Supply Inc. which management owns 100% and is a related party; and our Chairman, Alham Benyameen owns 100% of PennyGrab Inc. which is a related party. We have amended this throughout our disclosure.

Comment 15

Industry Overview, page 8

Please supplementally provide to us third party support for your statements regarding the industry and market for electronic cigarettes.

Answer: We have supplementally provided third party support for our statements regarding the industry and market for electronic cigarettes.

Comment 16

Risk Factors, page 13

We hold no patents on any of our products, and if we are not able to…, page 14

We note in your risk factor that you must protect your technologies to be successful in your business. Please disclose what technologies you have developed. It appears based on your disclosure on page 7 that your products are third party products branded under your company’s trademark. If true, please revise your risk factor and business disclosure to make this clearer.

Answer: We have amended our disclosure to state that we intend to develop certain technologies to become competitive in the industry. Currently, the products we offer are third party products branded under our company’s trademark.

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Comment 17

Government Regulation, page 16

Electronic cigarettes may become subject to regulation by the FDA, page 18

We market a single class of products, which may be subject to government….page 19

Our products may contain nicotine which is consider to be…page 19

Please revise the above risk factors regarding government regulation so that they are consistent, non-repetitive, updated and specific to your products and business. As just two examples:

You disclose on page 16 that, “Because we do not market our electronic cigarettes for therapeutic purposes, and out electronic cigarettes do not contain nicotine; we believe that our products should not fall under the regulatory oversight of the FDA.” Please reconcile this statement with your risk factor disclosure on page 19 and disclosure in the Business section that your products contain nicotine.

Your risk factor disclosure fails to take into account the proposed rules release by the FDA on April 25, 2014, to extend its tobacco authority to additional tobacco products, including e-cigarettes.

Answer: We have amended our disclosure to include that our products do contain nicotine, furthermore, we have disclosed the new proposed FDA regulations released on April 24, 2014. We used April 24, 2014 as the date of the FDA press announcement from data recognizing it as such from their website.

http://www.fda.gov/tobaccoproducts/newsevents/ucm395514.htm

Comment 18

If securities or industry analysis do no publish research…page 26

Please remove this risk factor from your disclosure since you are not currently trading in the public market. We note your disclosure in the risk factor on page 29 that you have not reached an agreement with a FINRA market maker to file a Form 211 on your behalf.

Answer: We have removed this risk factor from our disclosure as it does not pertain to our current status as a non-trading entity.

Comment 19

Our management and director have significant control…page 27

You disclose in this risk factor that your “executive officers, directors and their affiliated entities together beneficially own approximately 100% of our comment stock, representing approximately 100% of the voting power of our outstanding capital stock.” Please reconcile this disclosure with your disclosure on page 34 that Richard Chiang beneficially owns six percent of your common stock.

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Answer: We have amended our disclosure to properly reflect that executive officers and directors together beneficially own approximately 94% of our comment stock, representing approximately 94% of the voting power of our outstanding capital stock.

Comment 20

Failure to achieve or maintain effective internal controls….page 28

Please remove this risk factor because it does not relate to your company (referring, instead, to “the effectiveness of the Company’s contemplated registration statement”) and merely repeats disclosure provided elsewhere in the risk factors. Also remove the next risk factor, since it also repeats disclosure already provided.

Answer: We have amended our disclosure and removed this risk factor, along with the risk factor “We will incur increased costs and compliance risks as a result of becoming an operating public company.”

Comment 21

Item 2. Financial Information

Management Discussion and Analysis of Financial Condition and Results of Operations, page 29

Please revise your disclosure to provide the information required by Item 303 of Regulation S-K. Your current disclosure is mainly copied from the Business Overview section of your filing.

Answer: We have amended our disclosure to include information required by Item 303 of Regulation S-K and removed the previous data from the Business Overview section of our filing.

Comment 22

Officers and Directors, page 35

Please disclose the tenures of Messrs. Benyameen and Ibrahim at the companies identified in their biographies. For example, disclose their tenures at West Coast Vape Supply Inc.

Answer: We have amended our disclosure to the following: Our management, Alham Benyameen, and Andy Michael Ibrahim have been employed at West Coast Vape Supply Inc. since its inception on August 22, 2013. Mr. Benyameen has been employed as CEO of MeWeWorld since January 2006. Mr. Benyameen has been employed as the President of PennyGrab Inc since July 2011. From 2002 to present, ….Mr. Ibrahim has been employed by Creative Art Center, Inc. overseeing operations, product sales, purchasing and marketing.

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Comment 23

Please provide support for your statement that “West Coast Vape Supply Inc. has grown into one of the leading distributors of e-cigarette/vape companies engage in both the distribution and creation of innovative products for the emerging vaporizer industry.”

Answer: We have removed this statement in our disclosure document.

Comment 24

Executive Compensation, page 36

Please remove the summary compensation table for 2014 since the fiscal year is not yet complete. Provide narrative disclosure instead.

Answer: We have removed the summary compensation table for 2014 and provided a narrative to illustrate the disclosure.

Comment 25

Financial Statements

We note on page 3 that you began operations in conjunction with the April 1, 2014 agreement with West Coast Vape Supply and that you were a shell company prior to the March 6, 2014 Share Purchase Agreement. We also note on page 44 that you believe that no merger transaction was effected. Please tell us whether Vapetek was also a shell company as of the date of the Share Purchase Agreement. If not, please provide financial statements required for Vapetek as the accounting acquirer.

Answer: Vapetek Inc., formerly ALPINE 2 Inc. was a shell company as of the date of the Share Purchase Agreement. We entered into the West Coast Vape Supply Inc product distribution agreement on April 1, 2014, we then required funding in order to perform on the agreement.

Comment 26

Form 10-Q as of June 30, 2014

Financial statements

Note 1 –Organization and description of business, page 9

Please revise to include a description of your current operations in the electronic cigarette business.

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Answer: We have amended our disclosure on Form 10-Q to reflect our current operations in the electronic cigarette business.

Comment 27

Note 2—Summary of significant accounting policies, page 9

Refer to your revenue recognition accounting policy on page 10. Please revise to delete the reference to the Executive Training Program or revise the description of your business in Note 1 accordingly.

Answer: We have amended our disclosure on Form 10-Q and removed our reference to the Executive Training Program.

Comment 28

Note 4—Related party transactions, page 11

Please revise to describe the related party transaction between you and West Coast Vape Supply Inc. in greater detail pursuant to ASC 850-10-50-1 to 850-10-50-6. Please also disclose the business purpose of the arrangement; identification of the related parties transacting business with the registrant; how transaction prices were determined by the parties; if disclosures represent that transaction have been evaluated for fairness, a description of how the evaluation was made; and any ongoing contractual or other commitment as a result of the arrangement. Please also expand MD&A pursuant to Item 404 of Regulation S-K.

Answer: We have amended our disclosure on Form 10-Q to illustrate our business purpose for entering into our agreement with West Coast Vape Supply Inc. Further, we have added this disclosure in our MD&A section pursuant to Item 404 of Regulation S-K.

Comment 29

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

Your Form 8-K filed September 23, 2014, suggests that you exited shell company status in connection with entering into the product distribution agreement with West Coast Vape Supply Inc. on April 1, 2014. Please revise your Form 10-Q to explain how the company went from being a shell company to having a line of products to distribute pursuant to the West Coast Vape Supply Agreement. Discuss in specific detail the developments that led to the commencement of your operations, including the entry into the West Coast Vape Supply Agreement. File the West Coast Vape Supply Agreement as an exhibit.

Answer: We have amended our disclosure on Form 10-Q to explain how the company went from being a shell company to having a line of product to distribute pursuant to the West Coast Vape Supply Agreement. We have also provided the West Coast Vape Supply Agreement as an exhibit on our Form 10-Q/A.

We provided the following narrative on amended Form 10-Q/A. On April 1, 2014, the Company entered into a product distribution agreement with West Coast Vape Supply Inc. to supply electronic cigarettes, vaporizers, e-liquids, and accessories, and other third party products. West Coast Vape Supply Inc. is a related party and owned 100% by the management of Vapetek Inc. West Coast Vape Supply Inc. made several loans to the Company during the second quarter, in aggregate, $13,658. Additionally, PennyGrab Inc., a related party owned 100% by our Chairman, loaned the Company $5,000 in the second quarter. These loans were made under the Loan Agreement (“Loan Agreement”) and provided capital to purchase inventory and begin our operations.

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Registrant wishes to acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
  Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Andy Michael Ibrahim

Andy Michael Ibrahim

Chief Executive Officer

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